SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Hawaiian Holdings, Inc.

(Name of Issuer)

Common Stock ($.01 par value)

(Title of Class of Securities)

419879101

(CUSIP NUMBER)

Zac Hirzel

3963 Maple Avenue, Suite 170

Dallas, TX 75219

(214) 999-0014

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to -

Burke A. McDavid

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

October 8, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 419879101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,631,217
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,631,217
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,631,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 419879101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zac S. Hirzel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,631,217
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,631,217
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,631,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 419879101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,739,443
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,739,443
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Hirzel Capital Management, LLC, a Texas limited liability company (“Hirzel Capital”), Hirzel Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), and Mr. Zac S. Hirzel, the principal of Hirzel Capital, relating to Common Stock ($.01 par value) (the “Common Stock”) of Hawaiian Holdings, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by the Fund and the accounts of certain other private funds (collectively, the “Hirzel Accounts”). The Fund may direct the vote and disposition of the 4,739,443 shares of Common Stock that it holds directly. Hirzel Capital serves as the general partner or managing member of the Hirzel Accounts and may direct the vote and disposition of the 5,631,217 shares of Common Stock held by the Hirzel Accounts. As the principal of Hirzel Capital, Mr. Hirzel may direct the vote and disposition of the 5,631,217 shares of Common Stock held by the Hirzel Accounts.

The Common Stock held by the Reporting Persons (as defined below) reported on this Schedule 13D were previously reported on a Schedule 13G filed with the Securities Exchange Commission on April 11, 2013.

Item 1.	Security and Issuer

Securities acquired: Common Stock ($.01 par value) (the “Common Stock”).

Issuer:   Hawaiian Holdings, Inc.

3375 Koapaka Street
Suite G-350
Honolulu, Hawaii 96819

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Hirzel Capital, the Fund and Mr. Zac S. Hirzel. Because Mr. Hirzel is the principal of Hirzel Capital (with Mr. Hirzel and Hirzel Capital hereinafter referred to as the “Control Persons”), the Control Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Hirzel Accounts. The Control Persons are filing this Schedule 13D jointly with the Fund (collectively, the “Reporting Persons”), as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 3963 Maple Avenue, Suite 170, Dallas, TX 75219.

(c) The principal occupation of Mr. Hirzel is serving as the principal of Hirzel Capital. The principal business of Hirzel Capital is acting as the investment adviser to the Hirzel Accounts. The principal business of the Fund is investments.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hirzel Capital is organized under the laws of the State of Texas. The Fund is organized under the laws of the Cayman Islands. Mr. Hirzel is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of October 9, 2013, the Hirzel Accounts had invested $33,568,971 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Hirzel Accounts.

Item 4.	Purpose of the Transaction

The Control Persons have acquired a position in the Issuer for the Hirzel Accounts and are seeking representation on the board of directors of the Issuer. The Control Persons communicated an initial interest in joining the board of directors of the Issuer pursuant to a letter to the board of directors regarding the qualifications of Mr. Hirzel dated May 11, 2013, and subsequent discussions with management. The Control Persons purchased the Common Stock for the Hirzel Accounts based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, requesting one or more seats on the board of directors of the Issuer and the Issuer’s operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the appointment to the board of directors of the Issuer, the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 52,134,740 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 19, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 25, 2013.

The Fund may be deemed to beneficially own the 4,739,443 shares of Common Stock that it owns directly, representing approximately 9.1% of the issued and outstanding shares of Common Stock of the Issuer

Hirzel Capital, as the as the general partner or managing member of the Hirzel Accounts, may be deemed to beneficially own the 5,631,217 shares of Common Stock held by the Hirzel Accounts, representing approximately 10.8% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Hirzel, as the principal of Hirzel Capital, the general partner or managing member of the Hirzel Accounts, may also be deemed to beneficially own the 5,631,217 shares of Common Stock beneficially owned by the Hirzel Accounts, representing approximately 10.8% of the issued and outstanding shares of Common Stock of the Issuer.

Hirzel Capital and Mr. Hirzel disclaim beneficial ownership of the Common Stock held by the Hirzel Accounts except to the extent of their pecuniary interest therein.

(b) The Fund has the sole power to vote and dispose of the Common Stock that it holds directly reported in this Schedule 13D.

Hirzel Capital and Mr. Hirzel have the shared power to vote and dispose of the Common Stock owned by the Hirzel Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Hirzel Capital or Mr. Hirzel is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 5,631,217 shares of Common Stock owned by the Hirzel Accounts. Pursuant to Rule 13d-4, Hirzel Capital and Mr. Hirzel disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Hirzel Capital, Mr. Hirzel and the Fund dated October 10, 2013.

Exhibit 99.2	Letter from the Control Persons to the Board of Directors of the Issuer dated May 11, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013

HIRZEL CAPITAL MANAGEMENT, LLC

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

HIRZEL CAPITAL MASTER FUND, L.P.

By: Hirzel Capital Management, LLC, its general partner

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

/s/ Zac S. Hirzel
Zac S. Hirzel

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share	Total Cost
8/30/2013	23,600	$7.0267	$165,948.12
9/3/2013	14,000	$7.0020	$98,098.00
9/6/2013	30,500	$7.1234	$217,568.70
9/6/2013	5,100	$7.1264	$36,370.64
9/9/2013	7,500	$7.1300	$53,550.00
10/8/2013	150,000	$7.4000	$1,111,500.00
10/9/2013	340,000	$7.4147	$2,524,398.00